 Exhibit 99.1

Johannesburg, 3 May 2018: Sibanye Gold Limited trading as Sibanye-Stillwater (Sibanye-Stillwater or the Group) (JSE: SGL & NYSE: SBGL) is pleased to present an operating update for the quarter ended 31 March 2018. Financial results are only provided on a six-monthly basis.

SALIENT FEATURES FOR THE QUARTER ENDED 31 March 2018

•	Solid Group operating performance with significant benefits from strategic commodity and geographic diversification
•	30% year-on-year increase in Group adjusted Ebitda to R1,575 million (US$132 million)
•	Strong rand impacting negatively on the Southern Africa (SA) region margins
•	United States (US) region performing strongly, contributing 60% of Group adjusted EBITDA
•	SA PGM operations deliver further operational gains, with significantly improved unit cost performance resulting in positive cash flow
•	SA gold operations impacted by poor safety performance with unit costs increasing by 4%
•	Net debt: adjusted EBITDA[1],3 at end of March 2018 improved by 8%, decreasing from 2.6x at end of 2017 to 2.4x

US dollar						SA rand
Quarter ended						Quarter ended
Mar 2017	Dec 2017	Mar 2018		KEY STATISTICS		Mar 2018	Dec 2017	Mar 2017
				SOUTHERN AFRICA (SA) REGION
				PGM operations
286,716	297,452	286,194	oz	4E PGM[2] production	kg	8,902	9,252	8,918
917	997	1,073	US$/4Eoz	Average basket price	R/4Eoz	12,839	13,594	12,109
16.6	43.6	21.6	US$m	Adjusted EBITDA[3]	Rm	258.3	593.6	219.8
7	16	9%		Adjusted EBITDA margin[3]	%	9	16	7
802	781	851	US$/4Eoz	All-in sustaining cost[4]	R/4Eoz	10,186	10,641	10,590
				Gold operations
330,100	342,200	291,500	oz	Gold produced	kg	9,068	10,640	10,266
1,215	1,269	1,320	US$/oz	Average gold price	R/kg	507,719	556,297	515,998
75.0	122.9	31.3	US$m	Adjusted EBITDA[3]	Rm	374.2	1,675.3	990.8
18	28	8%		Adjusted EBITDA margin[3]	%	8	28	18
1,163	1,078	1,336	US$/oz	All-in sustaining cost[4]	R/kg	513,829	472,293	493,872
				UNITED STATES (US) REGION
				PGM operations[5]
-	147,046	148,549	oz	2E PGM[2] production	kg	4,620	4,574	-
	193,397	191,404	oz	PGM recycling[5]	kg	5,953	6,015	-
-	980	1,027	US$/2Eoz	Average basket price	R/2Eoz	12,289	13,360	-
-	72.4	78.8	US$m	Adjusted EBITDA[3]	Rm	942.4	986.2	-
-	26	26%		Adjusted EBITDA margin[3]	%	26	26	-
-	629	632	US$/2Eoz	All-in sustaining cost[4]	R/2Eoz	7,559	8,656	-
				GROUP
91.6	238.9	131.7	US$m	Adjusted EBITDA[3]	Rm	1,574.9	3,255.1	1,210.6
13.21	13.63	11.96	R/US$	Average exchange rate
1

For the purposes of calculating the Net Debt: Adjusted EBITDA ratio, Adjusted EBITDA is calculated over the immediately preceding 12 months. Net Debt excludes Burnstone cash and debt due to the non-recourse nature of the financing as explained in the 2017 Annual Financial Statements.  Adjusted EBITDA as reported is an accounting calculation based on financial results from the date of acquisition and consolidation.

2

The Platinum Group  Metals (PGM) production in the SA Region is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au), and in the US Region is principally platinum  and palladium, referred to as 2E (2PGM)

3

The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the definitions in Sibanye-Stillwater’s revolving credit facility agreements. Adjusted EBITDA is a pro forma number for JSE Listings Requirements purposes.  It not an IFRS measure and is for illustrative purposes only and is the responsibility of the directors. For a reconciliation of the components of Adjusted Ebitda, please refer to note 24.10 on page 89 of the 2017 Group Annual Financial Statements available at https://www.sibanyestillwater.com/investors/financial-reporting/annual-reports/2017. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue

4	See “salient features and cost benchmarks for the quarter ended” on page 6 and 7 for the definition of All-in sustaining cost
5

The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown.  PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace

Stock data for the quarter ended 31 March 2018		JSE Limited - (SGL)
Number of shares in issue		Price range per ordinary share	R11.22 to R16.64
- at 31 March 2018	2,178,647,129	Average daily volume	9,527,340
- weighted average	2,257,612,321	NYSE - (SBGL); one ADR represents four ordinary shares
Free Float	78%	Price range per ADR	US$3.70 to US$5.27
Bloomberg/Reuters	SGLS/SGLJ.J	Average daily volume	3,765,983

Sibanye-Stillwater Operating update |  Quarter ended 31 March 2018       1

OVERVIEW AND UPDATE FOR THE QUARTER ENDED 31 MARCH 2018 COMPARED WITH THE QUARTER ENDED 31 MARCH 2017

During a difficult period, in which margins of the South African mining industry have been negatively impacted by a relatively strong rand (ZAR), the benefits from our strategic commodity and geographical diversification during the last two years are clearly evident.

Another solid operating performance by the SA and US PGM operations offset a challenging quarter for the SA gold operations, which were impacted by a lower average rand gold price and a number of safety related stoppages and operational disruptions (including the power failure at Beatrix). The March quarter is seasonally the most challenging for the SA mining industry, due to a slower start and build-up to normal production levels post the December break. Despite the impact of the strong ZAR on revenues from our SA operations, Group adjusted earnings before interest, taxes, depreciation and amortisation (adjusted EBITDA) for the March 2018 quarter, increased by 30% to R1,575 million (US$132 million), relative to the comparable quarter in 2017. The Group PGM operations, which benefitted from increasing palladium and rhodium prices, delivered 76% of Group adjusted EBITDA.

Following another good operating performance, the US PGM operations reported adjusted EBITDA of US$79 million (R942 million), which was 9% higher in dollar terms than the December 2017 quarter and accounted for 60% of Group adjusted EBITDA. The Blitz project continues to deliver ahead of expectations and by 2022 it is anticipated to add 300,000 2Eoz of annual production. This will be the primary driver in lowering AISC at the US PGM operations by approximately US$100/2Eoz (in real terms), further enhancing the contribution of the US region to Group cash flow.

Adjusted EBITDA from the SA PGM operations of R258 million (US$22 million)for the March 2018 quarter, increased by 18% relative to the comparable quarter in 2017. Further cost reductions and a 4% higher average 4E PGM ZAR basket price, resulted in the adjusted EBITDA margin increasing from 7% for the March 2017 quarter to 9% for the March 2018 quarter.

The SA gold operations were affected by a poor safety performance, which, together with a 2% decline in the average ZAR gold price received, resulted in adjusted EBITDA declining by 62% from R991 million (US$75 million) for the March 2017 quarter to R374 million (US$31 million) for the March 2018 quarter.

An operational review under a sustained strong ZAR environment across Group operations is well advanced. Approximately R550 million (US$46 million) in non-essential capital expenditure has been deferred, while operational teams are targeting further annualised savings and accelerating further synergies across the Group.

Due largely to the inclusion of the US PGM operations, net debt: adjusted EBITDA of 2.4x at 31 March 2018, was 8% lower than at 31 December 2017. This is well below prevailing covenant levels of 3.5x, as well as below longer term covenant levels of 2.5x.  In addition to deleveraging through the Group’s cash flows we are considering a number of additional financial initiatives to reduce gearing levels, should it be commercially smart. These initiatives include, amongst others, streaming agreements and recycled inventory pipeline financing. These options are currently being assessed and will be implemented if appropriate. The Group has no need or intention to issue equity in order to reduce debt. Even under significantly more challenging economic circumstances, this remains an unlikely scenario.

The recent refinancing of the US$ Revolving Credit Facility (RCF), which was upsized from US$350million to US$600million on improved terms, reflects the confidence that lenders have in Sibanye-Stillwater’s strategy and financial outlook. Utilised shorter term RCF’s now constitute only 30% of net debt, which along with the strong support repeatedly shown by our lenders, highlights the improved Group liquidity position and financing flexibility going forward.

Safety

Following significant improvements in most safety metrics at the SA operations towards the end of 2017 and during January 2018, the SA region regrettably suffered a number of incidents during February 2018. After a record period of 155 days fatality free for the gold operations, there were three separate incidents at our SA gold operations, in which four employees were fatally injured. At our SA PGM operations two employees were fatally injured in two separate incidents.

Sibanye-Stillwater management and the board express their sincere condolences to the family and colleagues of the deceased employees: Solly Ngobeni,  Chicco Dube,  Matela Mating, Zanempi Mncwazi,  Otshepeng Ramosito and Ntokozo Ntame.

Compared to the same period last year, safety lagging indicators in the SA region showed a 4% regression (3.43 March quarter 2017 vs 3.58 March quarter 2018) in terms of the Serious Injury Frequency Rate and an encouraging 7% improvement (5.84 March quarter 2017 vs 5.46 March quarter 2018) in the Lost Time Injury Frequency Rate  (both measured per million hours).

We have intensified our safety efforts, embarking on a Safety Culture Transformation Process, which is aimed at achieving an improved and sustainable safety performance, similar to that being achieved at our US PGM operations.

The Total Recordable Injury Frequency Rate (TRIFR) (measured per million hours) for the US PGM operations increased to 16.6, compared to a record low of 12.7 in the year ended December 31, 2017. Of the 14 recordable injuries in the March quarter six were related to slips, trips and falls.  Regional management is refocussing its efforts on eliminating all injuries.

OPERATING REVIEW

SA Region

SA PGM operations

Attributable 4E PGM production from the SA PGM operations of 286,194 4Eoz for the March 2018 quarter was flat compared to the March 2017 quarter (286,716 4Eoz).

Sibanye-Stillwater Operating update |  Quarter ended 31 March 2018       2

Ongoing cost benefits derived from cost and operational synergies realised in 2017 resulted in an 8% reduction in underground operating cost for the SA PGM operations to R11,032/4Eoz (US$922/4Eoz). Underground operating costs at Rustenburg were 12% lower year-on-year at R11,044/4Eoz, which is a significant achievement considering that this is net of annual inflationary cost increases. Operating cost increases at the other underground PGM operations were maintained below inflation.

The SA PGM operations recorded adjusted EBITDA of R258 million (US$21 million) for the March 2018 quarter, at an average 9% adjusted EBITDA margin. Attributable adjusted EBITDA from Mimosa, of approximately R193 million (US$16 million) is not included in Group adjusted EBITDA, but is equity accounted separately, under sundry items in the Income statement (and will be disclosed in the H1 2018 results).

AISC (which includes sustaining capital expenditure and royalties, net of by-product credits, per ounce of PGM produced) for the SA PGM operations was 4%  lower at  R10,186/4Eoz (US$851/4Eoz) compared to the March 2017 quarter, due to ongoing benefits from cost and operational synergies realised in 2017.

Chrome production for the March 2018 quarter was approximately 194,000 tonnes (Rustenburg 135,000 tonnes, Kroondal 59,000 tonnes) compared with approximately 185,000 tonnes (Rustenburg 120,000 tonnes, Kroondal 65,000 tonnes) for the same period in 2017. Realised metallurgical chrome prices decreased from US$370/tonne for the March 2017 quarter, to US$223/tonne for the March 2018 quarter.

At the Rustenburg operations, 4E PGM production of 195,578oz during the March 2018 quarter was consistent with the comparable period in 2017.  Kroondal, Mimosa and Platinum Mile reported attributable 4E PGM production of 90,616oz for the quarter ended 31 March 2018 which is in line with production for the comparable period in 2017 (90,409oz).

As previously mentioned, due to the impact of the strong ZAR on cash flow in the March 2018 quarter,  a decision has been taken to defer all non-essential capital expenditure, with approximately R300 million associated with the construction of a dense media separator and the Rustenburg chrome plant,  deferred at the SA PGM operations.

SA gold operations

Production from the SA gold operations declined to 9,068kg (291,500oz) for the March 2018 quarter, 12% lower than the comparable quarter in 2017. The suspension of underground mining at the Cooke operations in late 2017, accounted for 701kg (22,500oz) or 53% of the year-on-year decline. On a like-for-like basis (excluding the Cooke underground operations), production from the SA gold operations declined by 5% or 497kg (16,100oz) compared to the March 2017 quarter. Production was affected by the power failure at Beatrix in February 2018 and safety stoppages following fatal accidents at Driefontein and Kloof. Gold production from surface sources was 84kg (2,900oz) lower year-on-year.

The average dollar gold price received for the quarter ended 31 March 2018 of US$1,320/oz, was 9% higher than for the comparable period in 2017.  However, the average rand gold price received declined by 2%, from R515,998/kg to R507,719/kg, due to the 9% appreciation of the average ZAR relative to the US dollar.

Lower production output resulted in unit operating cost for the SA gold operations increasing by 4% to R444,387/kg (1,155/oz). AISC at Kloof was 1% lower than for the March 2017 quarter, but AISC at Driefontein and Beatrix increased by 14% and 15% respectively due to lower production output.

Adjusted EBITDA for the March 2018 quarter of R374 million (US$31 million) was 62% lower than for the comparable period in 2017. The SA gold operations contributed 24% to the Group adjusted EBITDA during the quarter.

Compared to the March 2017 quarter, underground production from the Kloof operations increased by 4% to 3,323kg (106,900oz), due to higher underground grades and a significantly higher mine call factor (MCF).  Surface production at Kloof increased by 40% to 524kg (16,800oz) due to a 32% increase in throughput as well as a 5% increase in yield.

Underground production of 2,833kg (91,900oz) from the Driefontein operations was 7% lower year-on-year, predominantly due to safety related stoppages, which contributed to a 6% decline in throughput. Gold production from surface sources decreased by 50% to 238kg (7,600oz) due to the depletion of higher grade surface reserves.

At the Beatrix operations, underground gold production was 15% lower at 1,846kg (59,400oz) mainly due to the loss of production shifts following the collapse of both the primary and secondary Eskom power supply lines, which was caused by a severe storm on 31 January 2018. For more information on this event, please refer to the fact sheet on the website at https://www.sibanyestillwater.com/investors/financial-reporting/annual-reports/2017). Production from surface sources for Beatrix declined to 64kg (2,058oz) for the quarter. It is expected that Beatrix will deplete all its surface reserves in the next couple of the months.

Capital expenditure of R699 million (US$3 million) was 13% lower than for the comparable period in 2017. This is primarily due to the cessation of underground mining at Cooke (accounting for approximately R44 million/US$3.7million) and the suspension of ore reserve development at Beatrix West (accounting for approximately R22 million/US$1.8millon).

At the gold operations approximately R250 million of growth capital expenditure has been deferred, primarily at the the Burnstone project and the Driefontein drop down project.

US Region

US PGM operations

The US PGM operations maintained their strong operating performance from 2017. Underground 2E PGM production of 148,549oz, was reported for the March 2018 quarter, at an AISC of US$632/2Eoz. This compares to 2E production of 147,046oz at an AISC of US$629/2Eoz for the quarter ended 31 December 2017. Production from the Stillwater Mine (including the Blitz expansion project) comprised approximately 62% of total 2E PGM production.

Sibanye-Stillwater Operating update |  Quarter ended 31 March 2018       3

The Columbus Metallurgical Complex processed 345,821oz (mined: 154,417 2Eoz and recycled: 191,404 3Eoz) during the quarter, compared to 334,025oz (mined: 140,628 2Eoz and recycled: 193,397 3Eoz) for the previous quarter ended 31 December 2017. The volume of material processed during the first quarter of 2018 was a new record for the Columbus smelter.

Capital expenditure in the US region for the three month period ended 31 March 2018 was US$48.0 million, including project capital at Blitz. Capital expenditure for the period includes US$1.4 million spent on exploration at Altar in Argentina and Marathon in Canada.

Our recycling operation in Columbus, Montana, processed average throughput of 25.8 tonnes of feed material per day for the quarter, compared to 24.7 tonnes per day for the quarter ended 31 December 2017. Total fed recycling ounces of 191,404 3Eoz (including 38,260 3Eoz tolled) for the quarter compare to 193,398 3Eoz (including 45,280 3Eoz tolled) fed ounces during the prior quarter. The US PGM operations as a whole contributing US$79 million (R942 million) to Group adjusted EBITDA during the quarter, at an average adjusted EBITDA margin of 26%.

Metal prices remained strong during most of the first quarter of 2018, reducing towards quarter end. The average 2E basket price achieved for mined production for the quarter was US$1,027/2Eoz, 5% higher than the average basket price of US$980/2Eoz for the December 2017 quarter.  The average 3E basket price achieved for recycled ounces sold for the three months was US$1,001/3Eoz, 8% higher than the average basket price of US$927/3Eoz for the December 2017 quarter.

OUTLOOK

The outlook for 2018 remains positive. The US and SA PGM operations are expected to maintain the strong operational performance reported in the quarter under review, with operating results from the SA gold operations expected to improve.  The ZAR, which is the most significant driver of revenue and margins for the SA operations, has recently begun to depreciate from an average of R11.96/US$ in the first quarter of 2018 to the current spot price of R12.60/US$.  This bodes well for a further improved financial performance from the SA operations.

Production guidance for the SA gold operations for 2018 is unchanged, with production lost in the March 2018 quarter expected to be recovered during the course of the year. Production is forecast at between 38,500kg and 40,000kg (1.24Moz and 1.29Moz) for the year ending 31 December 2018 with AISC between R475,000/kg and R495,000/kg (US$1,130/oz and US$1,180/oz). Following a review of capital expenditure, resulting in the deferral of non-essential capital, the capital expenditure forecast is approximately R250 million (US$19million) lower than previously guided at R3,250 million (US$249 million). Sustaining capital relating to ore reserve development will not be cut to ensure the reserves and operational flexibility stays intact.

4E PGM production from the SA PGM operations for the year ending 31 December 2018 is forecast at between 1.1 Moz and 1.15Moz with AISC between R10,750/4Eoz and R11,250/4Eoz (US$825/4Eoz and US$860/4Eoz). Capital expenditure is forecast at R1,200 million (US$92 million), with approximately R300million (US$22 million) of initially planned R350 million (US$27 million) project capital deferred.

The dollar costs are based on an average exchange rate of R13.05/US$.

2E PGM production from the US PGM operations for the year ending 31 December 2018 is forecast to be between 580,000oz and 610,000oz.  Due to a better than expected year to date cost performance, AISC guidance has been reduced to between US$640/2Eoz and US$680/2Eoz for the full year. Capital expenditure is expected to be up to US$222 million.

Strategically the Sibanye-Stillwater Group remains well positioned to deliver significant sustainable value to all of its stakeholders, consistent with our vision.

 Neal Froneman

Chief Executive Officer

Sibanye-Stillwater Operating update |  Quarter ended 31 March 2018       4

SALIENT FEATURES AND COST BENCHMARKS FOR THE QUARTER ENDED 31 MARCH 2018, 31 DECEMBER 2017 AND 31 MARCH 2017

SA and US PGM operations

			GROUP	SA REGION								US REGION
			Total SA and US	Total SA PGM[1]			Kroondal	Mimosa	Plat Mile	Rustenburg		Total US PGM Stillwater
Attributable			PGM operations	Total	Under- ground	Surface	Attributable	Attributable	Surface	Under- ground	Surface	Under- ground[2]
Production
Tonnes milled/treated	000't	Mar 2018	6,128	5,803	2,890	2,913	874	338	1,678	1,678	1,235	325
		Dec 2017	6,269	5,943	3,047	2,896	988	345	1,655	1,714	1,241	326
		Mar 2017	6,563	6,563	2,904	3,659	888	335	2,121	1,681	1,538	-
Plant head grade	g/t	Mar 2018	2.80	2.09	3.30	0.89	2.47	3.56	0.58	3.68	1.31	15.52
		Dec 2017	2.90	2.21	3.31	1.06	2.50	3.58	0.67	3.73	1.57	15.39
		Mar 2017	2.10	2.10	3.29	1.15	2.41	3.58	0.69	3.69	1.79	-
Plant recoveries	%	Mar 2018	78.74	73.51	84.94	31.41	81.92	78.15	11.94	87.32	43.09	91.38
		Dec 2017	76.08	70.34	83.33	27.45	81.92	78.04	15.60	84.90	34.22	90.62
		Mar 2017	64.76	64.76	82.36	25.01	81.40	77.72	9.16	83.59	33.46	-
Yield	g/t	Mar 2018	2.21	1.53	2.80	0.28	2.02	2.77	0.07	3.21	0.56	14.22
		Dec 2017	2.21	1.56	2.76	0.29	2.05	2.79	0.10	3.17	0.54	14.03
		Mar 2017	1.36	1.36	2.71	0.29	1.97	2.78	0.06	3.09	0.60	-
PGM production[3]	4Eoz - 2Eoz	Mar 2018	434,743	286,194	260,069	26,125	56,764	30,129	3,723	173,176	22,402	148,549
		Dec 2017	444,498	297,452	270,467	26,985	64,974	30,940	5,574	174,553	21,411	147,046
		Mar 2017	286,716	286,716	252,737	33,979	56,106	29,975	4,328	166,656	29,651	-
PGM sold	4Eoz - 2Eoz	Mar 2018	420,856	286,194	260,069	26,125	56,764	30,129	3,723	173,176	22,402	134,662
		Dec 2017	439,093	297,452	270,467	26,985	64,974	30,940	5,574	174,553	21,411	141,641
		Mar 2017	286,716	286,716	252,737	33,979	56,106	29,975	4,328	166,656	29,651	-
Price and costs[3]
Average PGM basket price[4]	R/4Eoz - R/2Eoz	Mar 2018	12,637	12,839	12,871	12,643	12,955	12,655	12,962	12,830	12,590	12,289
		Dec 2017	13,511	13,594	13,599	13,551	13,677	13,586	13,666	13,569	13,522	13,360
		Mar 2017	12,109	12,109	12,198	11,525	12,062	12,085	12,028	12,243	11,451	-
	US$/4Eoz	Mar 2018	1,058	1,073	1,076	1,057	1,083	1,058	1,083	1,073	1,053	1,027
		Dec 2017	991	997	997	994	1,003	997	1,002	995	992	980
		Mar 2017	917	917	923	872	913	915	911	927	867	-
Operating cost[5]	R/t	Mar 2018	626	502	994	72	714	769	18	1,140	145	2,708
		Dec 2017	698	549	1,049	82	626	929	22	1,292	162	3,269
		Mar 2017	459	459	1,040	51	659	798	13	1,241	103	-
	US$/t	Mar 2018	52	42	83	6	60	64	2	95	12	226
		Dec 2017	51	40	77	6	46	68	2	95	12	240
		Mar 2017	35	35	79	4	50	60	1	94	8	-
	R/4Eoz - R/2Eoz	Mar 2018	6,785	10,722	11,032	7,996	10,986	8,620	8,165	11,044	7,968	5,921
		Dec 2017	7,426	11,523	11,829	8,801	9,515	10,362	6,512	12,691	9,397	7,239
		Mar 2017	11,128	11,128	11,991	5,471	10,430	8,921	6,470	12,516	5,325	-
	US$/4Eoz - US$/2Eoz	Mar 2018	567	896	922	669	919	721	683	923	666	495
		Dec 2017	545	845	868	646	698	760	478	931	689	531
		Mar 2017	842	842	908	414	790	675	490	947	403	-
All-in sustaining cost[6]	R/4Eoz - R/2Eoz	Mar 2018	9,310	10,186			10,477	8,706	10,341	9,990		7,559
		Dec 2017	9,935	10,641			9,933	9,916	6,206	11,001		8,656
		Mar 2017	10,590	10,590			10,443	7,797	6,839	10,714		-
	US$/4Eoz - US$/2Eoz	Mar 2018	778	852			876	728	864	835		632
		Dec 2017	729	781			729	727	455	807		629
		Mar 2017	802	802			791	590	518	811		-
All-in cost[6]	R/4Eoz - R/2Eoz	Mar 2018	10,152	10,186			10,477	8,706	10,341	9,990		9,695
		Dec 2017	10,798	10,650			9,933	9,916	6,619	11,001		11,065
		Mar 2017	10,590	10,590			10,443	7,797	6,839	10,714		-
	US$/4Eoz - US$/2Eoz	Mar 2018	849	852			876	728	864	835		811
		Dec 2017	792	781			729	727	486	807		804
		Mar 2017	802	802			791	590	518	811		-
Capital expenditure
Ore reserve development	Rm	Mar 2018	327.8	110.4			-	-	-	110.4		217.4
		Dec 2017	329.6	110.7			-	-	-	110.7		218.9
		Mar 2017	-	-			-	-	-	-		-
Sustaining capital	Rm	Mar 2018	98.6	77.1			20.9	72.3	10.2	46.0		21.5
		Dec 2017	283.5	199.0			71.0	64.3	1.8	126.2		84.5
		Mar 2017	175.5	175.5			23.7	55.3	1.6	94.9		-
Corporate and projects	Rm	Mar 2018	335.9	-			-	-	-	-		335.9
		Dec 2017	355.6	2.3			-	-	2.3	-		353.3
		Mar 2017	-	-			-	-	-	-		-
Total capital expenditure	Rm	Mar 2018	762.2	187.4			20.9	72.3	10.2	156.3		574.8
		Dec 2017	968.7	312.0			71.0	64.3	4.1	236.9		656.7
		Mar 2017	175.5	175.5			23.7	55.3	1.6	94.9		-
	US$m	Mar 2018	64.0	16.0			2.0	6.0	1.0	13.0		48.0
		Dec 2017	71.7	22.9			5.2	4.7	0.3	17.4		48.8
		Mar 2017	13.3	13.3			1.8	4.2	0.1	7.2		-

Average exchange rates for the quarters ended 31 March 2018, 31 December 2017 and 31 March 2017 were R11.96/US$, R13.63/US$ and R13.21/US$, respectively.

Figures may not add as they are rounded independently.

[1]

The Stillwater operations were acquired in May 2017 and, therefore, the US PGM operations’ results for the quarter ended 31 March 2017 are not reported. Stillwater’s production is converted to metric tonnes. The income and expenses are translated into SA rand. In addition to Stillwater’s on-mine underground production, the operation treats various recycling material which is excluded from the underground statistics shown above and is detailed in the PGM recycling table below.

[2]	Production per product – see prill split in the table below.
[3]	The Group and total SA PGM operations’ unit cost benchmarks exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales.
[4]	The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment.

Sibanye-Stillwater Operating update |  Quarter ended 31 March 2018      5

[5]

Operating cost is the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation in a period by the gold produced in the same period.

[6]

All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM production in the same period.

Mining - Prill split excluding Recycling operations
GROUP	SA REGION	US REGION
Mar 2018	Dec 2017	Dec 2017	Mar 2018	Dec 2017	Mar 2017	Mar 2018	Dec 2017
4Eoz / 2Eoz	%	4Eoz / 2Eoz	%	4Eoz / 2Eoz	%	4Eoz	%	4Eoz	%	4Eoz	%	2Eoz	%	2Eoz	%
Platinum	199,629	46%	205,833	46%	168,080	59%	166,440	58%	172,798	58%	168,080	59%	33,189	22%	33,035	22%
Palladium	204,269	47%	206,619	46%	88,654	31%	88,909	31%	92,608	31%	88,654	31%	115,360	78%	114,011	78%
Rhodium	24,156	6%	25,262	6%	20,006	7%	24,156	8%	25,262	8%	20,006	7%
Gold	6,690	2%	6,784	2%	9,976	3%	6,690	2%	6,784	2%	9,976	3%
PGM production	434,744	100%	444,498	100%	286,716	100%	286,195	100%	297,452	100%	286,716	100%	148,549	100%	147,046	100%
Ruthenium	37,964	38,814	37,642	37,964	38,814	37,642
Iridium	7,249	8,825	8,780	7,249	8,825	8,780
Total	479,957	492,137	333,138	331,408	345,091	333,138	148,549	147,046

Recycling operation - 3E PGM
US REGION
Unit	Mar 2018	Dec 2017
Average catalyst fed/day	Tonne	25.8	24.7
Total processed	Tonne	2,323	2,271
Tolled	Tonne	365	278
Purchased	Tonne	1,958	1,993
PGM fed	Troy oz	191,404	193,397
PGM sold	Troy oz	155,455	141,745
PGM tolled returned	Troy oz	38,260	45,280

Sibanye-Stillwater Operating update |  Quarter ended 31 March 2018       6

SA gold operations

			SA REGION
			Total SA gold			Driefontein		Kloof		Beatrix		Cooke
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface
Production
Tonnes milled/treated	000't	Mar 2018	4,283	1,525	2,758	500	815	478	1,075	547	173	-	695
		Dec 2017	4,241	1,737	2,504	519	973	527	942	647	226	44	363
		Mar 2017	4,858	1,852	3,006	531	845	506	813	621	336	194	1,012
Yield	g/t	Mar 2018	2.12	5.25	0.39	5.67	0.29	6.95	0.49	3.37	0.37	-	0.35
		Dec 2017	2.51	5.51	0.42	6.32	0.39	7.31	0.45	3.29	0.30	7.27	0.53
		Mar 2017	2.11	4.92	0.38	5.72	0.56	6.33	0.46	3.50	0.32	3.61	0.19
Gold produced	kg	Mar 2018	9,068	8,002	1,066	2,833	238	3,323	524	1,846	64	-	240
		Dec 2017	10,640	9,578	1,062	3,279	377	3,853	426	2,126	67	320	192
		Mar 2017	10,266	9,116	1,150	3,038	474	3,201	375	2,176	109	701	192
	000'oz	Mar 2018	291.5	257.4	34.1	91.1	7.6	106.9	16.8	59.4	2.0	-	7.7
		Dec 2017	342.2	308.0	34.2	105.4	12.1	123.9	13.7	68.4	2.2	10.3	6.2
		Mar 2017	330.1	293.1	37.0	97.7	15.2	102.9	12.1	70.0	3.5	22.5	6.2
Gold sold	kg	Mar 2018	9,068	8,002	1,066	2,833	238	3,323	524	1,846	64	-	240
		Dec 2017	10,640	9,578	1,062	3,279	377	3,853	426	2,126	67	320	192
		Mar 2017	10,395	9,234	1,161	3,122	474	3,235	375	2,176	109	701	203
	000'oz	Mar 2018	291.5	257.4	34.1	91.1	7.6	106.9	16.8	59.4	2.0	-	7.7
		Dec 2017	342.2	308.0	34.2	105.4	12.1	123.9	13.7	68.4	2.2	10.3	6.2
		Mar 2017	334.2	296.9	37.3	100.4	15.2	104.0	12.1	70.0	3.5	22.5	6.5
Price and costs
Gold price received	R/kg	Mar 2018	507,719			511,918		511,152		510,157		529,583
		Dec 2017	556,297			556,072		556,041		555,221		566,211
		Mar 2017	515,998			515,406		515,263		516,674		519,580
	US$/oz	Mar 2018	1,320			1,331		1,329		1,326		1,377
		Dec 2017	1,269			1,269		1,269		1,267		1,292
		Mar 2017	1,215			1,214		1,213		1,217		1,223
Operating cost[1]	R/t	Mar 2018	934	2,314	182	2,661	208	2,668	182	1,680	97	-	172
		Dec 2017	987	2,151	179	2,475	171	2,388	182	1,462	57	5,650	265
		Mar 2017	896	2,113	147	2,538	200	2,375	182	1,461	130	2,352	80
	US$/t	Mar 2018	78	193	15	222	17	223	15	140	8	-	14
		Dec 2017	72	158	13	182	13	175	13	107	4	414	19
		Mar 2017	68	160	11	192	15	180	14	111	10	178	6
	R/kg	Mar 2018	444,387	440,890	470,638	469,714	710,924	383,720	374,237	497,941	262,500	-	498,333
		Dec 2017	393,289	390,175	421,375	391,705	442,175	326,629	403,286	444,779	191,045	776,875	501,042
		Mar 2017	428,288	433,348	388,174	452,535	356,540	378,757	395,200	416,820	400,917	650,785	445,833
	US$/oz	Mar 2018	1,155	1,146	1,224	1,221	1,848	998	973	1,295	682	-	1,296
		Dec 2017	897	890	961	894	1,009	745	920	1,015	436	1,772	1,143
		Mar 2017	1,008	1,020	914	1,066	839	892	931	981	944	1,532	1,050
All-in sustaining cost[2]	R/kg	Mar 2018	513,818			565,093		447,777		557,958		560,417
		Dec 2017	472,293			481,318		420,776		504,378		704,102
		Mar 2017	493,872			497,831		450,859		486,871		666,150
	US$/oz	Mar 2018	1,336			1,469		1,165		1,451		1,457
		Dec 2017	1,078			1,098		960		1,151		1,606
		Mar 2017	1,163			1,172		1,062		1,146		1,568
All-in cost[2]	R/kg	Mar 2018	535,829			565,093		456,408		558,010		560,417
		Dec 2017	493,459			481,647		434,798		504,651		704,102
		Mar 2017	514,518			503,226		460,277		486,871		673,783
	US$/oz	Mar 2018	1,393			1,469		1,187		1,451		1,457
		Dec 2017	1,126			1,099		992		1,151		1,606
		Mar 2017	1,211			1,185		1,084		1,146		1,586
Capital expenditure
Ore reserve development	Rm	Mar 2018	498.2			198.8		194.1		105.3		-
		Dec 2017	537.8			214.5		211.4		111.9		-
		Mar 2017	571.3			201.8		209.6		127.5		32.4
Sustaining capital		Mar 2018	77.9			28.2		40.2		9.5		-
		Dec 2017	205.9			92.1		93.4		20.4		-
		Mar 2017	80.4			38.6		21.2		16.3		4.3
Corporate and projects[3]		Mar 2018	123.1			-		33.2		0.1		-
		Dec 2017	137.8			1.3		60.0		0.3		-
		Mar 2017	154.8			19.4		34.0		-		6.9
Total capital expenditure	Rm	Mar 2018	699.2			227.0		267.5		114.9		-
		Dec 2017	881.6			307.9		364.8		132.6		-
		Mar 2017	806.5			259.8		264.8		143.8		43.6
	US$m	Mar 2018	58.5			19.0		22.4		9.6		-
		Dec 2017	64.8			22.6		26.9		9.6		-
		Mar 2017	61.1			19.7		20.0		10.9		3.3

Average exchange rates for the quarters ended 31 March 2018, 31 December 2017 and 31 March 2017 were R11.96/US$, R13.63/US$ and R13.21/US$, respectively.

Figures may not add as they are rounded independently.

[1]

Operating cost is the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation in a period by the gold produced in the same period.

[2]

All-in cost excludes income tax, costs  associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings.  All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) is calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period.

[3]

Corporate project expenditure for the quarters ended 31 March 2018, 31 December 2017 and 31 March 2017 amounted to R89.8 million (US$47.5 million), R76.3 million (US$5.7 million), and R94.5 million (US$7.2 million), respectively. The majority of this expenditure was on the Burnstone project..

Sibanye-Stillwater Operating update |  Quarter ended 31 March 2018       7

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

SA gold operations

Quarter ended		31 March 2018				31 December 2017				31 March 2017
	Reef	Black Reef	Carbon leader	Main	VCR	Black Reef	Carbon leader	Main	VCR	Black Reef	Carbon leader	Main	VCR
Driefontein	Unit
Advanced	(m)	66	1,441	660	992	141	1,578	804	995		1,309	844	802
Advanced on reef	(m)	49	293	228	128	110	222	202	189		165	255	151
Channel width	(cm)	46	35	62	56	15	36	50	65		63	69	94
Average value	(g/t)	4.7	30.0	8.6	85.8	1.7	30.2	14.5	46.5		16.6	9.5	34.5
	(cm.g/t)	214	1,041	534	4,774	26	1,088	724	3,025		1,049	660	3,242

Quarter ended		31 March 2018					31 December 2017					31 March 2017
	Reef	Cobble	Kloof	Main	Libanon	VCR	Cobble	Kloof	Main	Libanon	VCR	Cobble	Kloof	Main	Libanon	VCR
Kloof	Unit
Advanced	(m)		1,158	605	9	1,148		1,271	560	28	1,715		779	441	219	1,816
Advanced on reef	(m)		373	81	9	255		348	114	28	279		167	42	62	243
Channel width	(cm)		129	126	99	104		155	108	127	98		169	36	138	91
Average value	(g/t)		9.6	6.6	11.3	20.5		9.2	10.9	12.7	22.5		5.6	23.4	5.9	18.1
	(cm.g/t)		1,244	832	1,120	2,139		1,427	1,177	1,615	2,201		945	834	816	1,656

Quarter ended		31 March 2018		31 December 2017		31 March 2017
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Beatrix	Unit
Advanced	(m)	3,909	64	4,256	153	3,698	476
Advanced on reef	(m)	1,234	21	997	15	806	60
Channel width	(cm)	118	168	132	149	156	90
Average value	(g/t)	5.8	9.6	7.1	26.6	5.7	22.7
	(cm.g/t)	688	1,619	935	3,962	889	2,034

Quarter ended		31 March 2018				31 December 2017				31 March 2017
	Reef	VCR	Elsburgs Reefs	Elsburgs Massives	Kimberley Reefs	VCR	Elsburgs Reefs	Elsburgs Massives	Kimberley Reefs	VCR	Elsburgs Reefs	Elsburgs Massives	Kimberley Reefs
Cooke	Unit
Advanced	(m)								50	145	717		177
Advanced on reef	(m)								26	59	139		38
Channel width	(cm)								81	44	116		129
Average value	(g/t)								26.5	8.5	8.4		4.9
	(cm.g/t)								2,151	373	974		631

Quarter ended		31 March 2018	31 December 2017	31 March 2017
	Reef	Kimberley Reefs	Kimberley Reefs	Kimberley Reefs
Burnstone	Unit
Advanced	(m)	1,266	1,174	1,348
Advanced on reef	(m)	193	185	135
Channel width	(cm)	69	30	84
Average value	(g/t)	9.2	13.6	4.8
	(cm.g/t)	634	412	406

SA PGM operations

Quarter ended		31 March 2018					31 December 2017					31 March 2017
	Reef	Kopaneng	Simunye	Bambanani	Kwezi	K6	Kopaneng	Simunye	Bambanani	Kwezi	K6	Kopaneng	Simunye	Bambanani	Kwezi	K6
Kroondal	Unit
Advanced	(m)	428	481	578	609	802	558	546	775	930	925	323	559	737	1,118	682
Advanced on reef	(m)	409	362	402	535	657	558	424	622	571	798	221	559	558	917	682
Height	(cm)	236	229	217	245	246	234	231	222	245	225	255	253	227	237	247
Average value	(g/t)	2.2	2.2	2.0	2.2	2.2	2.3	2.1	3.2	1.5	2.4	1.5	2.5	2.0	2.1	2.5
	(cm.g/t)	520	494	429	543	536	538	486	711	367	539	390	635	453	494	607

Quarter ended		31 March 2018				31 December 2017				31 March 2017
	Reef	Bathopele	Thembelani	Khuseleka	Siphumelele	Bathopele	Thembelani	Khuseleka	Siphumelele	Bathopele	Thembelani	Khuseleka	Siphumelele
Rustenburg	Unit
Advanced	(m)	302	1,466	2,190	1,057	332	1,803	2,575	990	334	1,369	1,178	1,113
Advanced on reef	(m)	302	502	596	340	332	741	626	396	334	611	306	270
Height	(cm)	209	281	288	296	210	117	115	121	198	117	116	117
Average value	(g/t)	2.7	2.1	2.1	3.1	1.6	1.9	2.1	2.0	2.6	1.9	2.1	1.9
	(cm.g/t)	559	582	614	932	345	225	235	238	511	218	248	225

US PGM operations

Quarter ended		31 March 2018		31 December 2017		31 March 2017
	Reef	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder
Stillwater [1]	Unit
Primary development (off reef)	(m)	3,019	657	4,823	778
Secondary development	(m)	2,038	1,451	1,200	1,014

[1]	The Stillwater operations were acquired in May 2017 and, therefore, the development data for the quarter ended 31March 2017 are not reproted.

Sibanye-Stillwater Operating update |  Quarter ended 31 March 2018       8

ADMINISTRATION AND CORPORATE INFORMATION

[1] (Chairman) [1] [1] [1] [1] [1] [1] [1] [1] Independent non-executive

SIBANYE GOLD LIMITED

Trading as SIBANYE-STILLWATER

Incorporated in the Republic of South Africa

Registration number 2002/031431/06

Share code: SGL

Issuer code: SGL

ISIN: ZAE E000173951

LISTINGS

JSE: SGL

NYSE: SBGL

WEBSITE

www.sibanyestillwater.com

REGISTERED OFFICE

Libanon Business Park

1 Hospital Street (Off Cedar Ave)

Libanon

Westonaria 1780

South Africa

Private Bag X5

Westonaria 1780

South Africa

Tel: +27 11 278 9600

Fax: +27 11 278 9863

INVESTOR ENQUIRIES

James Wellsted

Senior Vice President:

Investor Relations

Tel: +27 83 453 4014

+27 10 493 6923

Email: james.wellsted@sibanyestillwater.com or ir@sibanyestillwater.com

CORPORATE SECRETARY

Cain Farrel

Tel: +27 10  493 6921

Fax: +27 11 278 9863

Email: cain.farrel@sibanyestillwater.com

DIRECTORS

Sello Moloko[1] (Chairman)

Neal Froneman (CEO)

Charl Keyter (CFO)

Savannah Danson[1]

Timothy Cumming[1]

Barry Davison[1]

Rick Menell[1]

Nkosemntu Nika[1]

Keith Rayner[1]

Susan van der Merwe[1]

Jerry Vilakazi[1]

[1] Independent non-executive

JSE SPONSOR

JP Morgan Equities South Africa Proprietary Limited

(Registration number : 1995/011815/07)

1  Fricker Road

Illovo

Johannesburg 2196

South Africa

Private Bag X9936

Sandton 2196

South Africa

OFFICE OF THE UNITED KINGDOM SECRETARIES LONDON

St James’s Corporate Services Limited

Suite 31

Second Floor

107 Cheapside

London EC2V 6DN

United Kingdom

Tel: +44 20 7796 8644

Fax: +44 20 7796 8645

AUDITORS

KPMG Inc.

KPMG Crescent

85 Empire Road

Parktown 2193

Johannesburg

South Africa

Tel: +27 11 647 7111

AMERICAN DEPOSITORY

RECEIPTS TRANSFER AGENT

BNY Mellon Shareowner Services

PO Box 358516

Pittsburgh

PA15252-8516

US toll-free: +1 888 269 2377

Tel: +1 201 680 6825

Email: shrrelations@bnymellon.com

Tatyana Vesselovskaya

Relationship Manager

BNY Mellon

Depositary Receipts

Direct Line: +1 212 815 2867

Mobile: +1 203 609 5159

Fax: +1 212 571 3050

Email: tatyana.vesselovskaya@bnymellon.com

TRANSFER SECRETARIES

SOUTH AFRICA

Computershare Investor Services Proprietary Limited

Rosebank Towers

15 Biermann Avenue

Rosebank 2196

PO Box 61051

Marshalltown 2107

South Africa

Tel: +27 11 370 5000

Fax: +27 11 688 5248

TRANSFER SECRETARIES

UNITED KINGDOM

Capita Asset Services

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU

England

Tel:0871 664 0300

(calls cost 10p a minute plus network extras, lines are open 8.30am – 5pm Mon-Fri) or

+44 20 8639 3399 (from overseas)

Fax: +44 20 8658 3430

Email: ssd@capitaregistrars.com

Sibanye-Stillwater Operating update |  Quarter ended 31 March 2018

FORWARD-LOOKING STATEMENTS

NOT FOR RELEASE, PRESENTATION, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

This announcement is for informational purposes only and does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States or any other jurisdiction nor a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The shares to be issued in connection with the offer for Lonmin plc (“Lonmin” and the “New Sibanye Shares”, respectively) have not been and will not be registered under the US Securities Act of 1933 (the “Securities Act”) and, accordingly, may not be offered or sold or otherwise transferred in or into the United States except pursuant to an exemption from the registration requirements of the Securities Act. The New Sibanye Shares are expected to be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) thereof. This announcement is not a prospectus for purposes of Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in any relevant Member State) (the “Prospectus Directive”). In any EEA Member State that has implemented the Prospectus Directive, this announcement is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Directive. This announcement is not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction. No statement in this announcement should be construed as a profit forecast.

Forward looking statements

This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Gold Limited trading as Sibanye-Stillwater (“Sibanye-Stillwater”)’s financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and Lonmin. All statements other than statements of historical facts included in this Announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. The important factors that could cause Sibanye-Stillwater’s and Lonmin’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, economic, business, political and social conditions in the United Kingdom, South Africa, Zimbabwe and elsewhere; changes in assumptions underlying Sibanye-Stillwater’s and Lonmin’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; the success of Sibanye-Stillwater’s and Lonmin’s business strategy, exploration and development activities; the ability of Sibanye-Stillwater and Lonmin to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; their ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans’ in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this Presentation. Sibanye-Stillwater and Lonmin expressly disclaim any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Sibanye-Stillwater Operating update |  Quarter ended 31 March 2018       10